 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* O'Meara, John M. (Last) (First) (Middle) 300 Park Boulevard, Suite 405 (Street) Itasca, IL 60143 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol First Midwest Bancorp, Inc. FMBI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) November 7, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           President & Chief Operating Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	11/07/2002	J (1) |	43,364 | D |	94,341	I	As Trustee for Children
Common Stock	11/07/2002	J (1) |	43,364 | A |	43,364	I	By Trust for child as beneficiary
Common Stock				74,268	D
Common Stock				103,505	I	By Family Limited Partnersip
Common Stock				2,840	I	By IRA
Common Stock				163,916 (2)	I	By NQ Stock Option Gain Deferral Plan Tr
Common Stock				147,575 (3)	I	By Profit Sharing Plan Trust
Common Stock				38,287	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

O'Meara, John M. - November 7, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option (right to buy)	$31.0100				11/09/2002 | 02/15/2005	Common Stock - 1,278		1,278	D
Non-Qualified Stock Option (right to buy)	$31.0100				11/09/2002 | 02/21/2006	Common Stock - 7,631		7,631	D
Non-Qualified Stock Option (right to buy)	$31.0100				11/09/2002 | 02/19/2007	Common Stock - 7,948		7,948	D
Non-Qualified Stock Option (right to buy)	$31.0100				11/09/2002 | 02/18/2008	Common Stock - 12,397		12,397	D
Non-Qualified Stock Option (right to buy)	$28.0850				08/19/2002 | 02/17/2009	Common Stock - 7,117		7,117	D
Non-Qualified Stock Option (right to buy)	$31.0100				11/09/2002 | 02/17/2009	Common Stock - 6,448		6,448	D
Non-Qualified Stock Option (right to buy)	$21.8334				08/18/2002 | 08/18/2009	Common Stock - 7,954		7,954	D
Non-Qualified Stock Option (right to buy)	$31.0100				11/09/2002 | 08/18/2009	Common Stock - 5,601		5,601	D
Non-Qualified Stock Option (right to buy)	$18.4000				varies (4) | 02/16/2010	Common Stock - 29,054		29,054	D
Non-Qualified Stock Option (right to buy)	$28.0850				08/19/2002 | 02/16/2010	Common Stock - 19,036		19,036	D
Non-Qualified Stock Option (right to buy)	$22.5000				varies (5) | 02/21/2011	Common Stock - 51,000		51,000	D
Non-Qualified Stock Option (right to buy)	$28.6950				varies (6) | 02/20/2012	Common Stock - 43,283		43,283	D
Phantom Stock under NQ Retirement Plan	1-for-1				Immed. | (7)	Common Stock - 13		13	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: By Barbara E. Briick, Attorney in-fact ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

O'Meara, John M. - November 7, 2002
Form 4 (continued)
FOOTNOTE Descriptions for First Midwest Bancorp, Inc. FMBI

Form 4 - November 7, 2002

John M. O'Meara
300 Park Boulevard, Suite 405

Itasca, IL 60143
Explanation of responses:

(1)   Transfer of assets out of Trust A (for which the reporting person was the trustee for son) to successor trust, Trust B, (for which the reporting person's brother serves as trustee for the benefit of the reporting person's son. The reporting person's brother is also an insider of the issuer.)
(2)   Between August 29, 2002 and November 7, 2002 the reporting person acquired 995 shares of First Midwest common stock pursuant to the dividend reinvestment feature under the First Midwest Bancorp, Inc. Non-Qualified Gain Deferral Plan. The information in this report is based on a plan statement dated October 31, 2002.
(3)   Between August 29, 2002 and November 7, 2002 the reporting person acquired 1,489 shares of First Midwest Bancorp, Inc. common stock under the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan. The information in this report is based on a plan statement dated November 7, 2002.
(4)   The stock option vests in two equal annual installments beginning on February 16, 2002.
(5)   The stock option vests in two equal annual installments beginning on February 21, 2003.
(6)   The stock option vests in two equal annual installments beginning on February 20, 2004.
(7)   Shares of phantom stock are payable in cash following the termination of the reporting person's employment with First Midwest Bancorp, Inc.

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